Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

On August 21, 2003, Smith & Nephew released the following.

Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7476 F 44 (0) 207 960 2350 www.smith-nephew.com	[LOGO OF SMITH & NEPHEW]

21 August 2003

SMITH & NEPHEW INFORMED OF SEC INFORMAL INVESTIGATION INTO CENTERPULSE ACCOUNTING

Smith & Nephew has been informed by Centerpulse AG that the US Securities and Exchange Commission is conducting an informal investigation into certain Centerpulse accounting issues. Smith & Nephew has no further details to impart at this time.

Smith & Nephew announced recently that it does not intend to increase its offers for Centerpulse and InCentive Capital. Under Swiss law Smith & Nephew’s offers for the two companies remain open until 27 August 2003.

Enquiries

Angie Craig Smith & Nephew	Tel: +44 (0) 20 7401 7646

David Yates Financial Dynamics	Tel: +44 (0) 20 7831 3113

United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com

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